SUB-ITEM 77D: Policies with respect to security investments

Hartford Capital Appreciation HLS Fund

The Fund's principal investment strategy was modified to reflect that the Fund may invest in companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets as part of its secondary investment strategy. The Fund's prospectus previously indicated that the Fund may invest up to 35% of its net assets in companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.





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